Ecopetrol S.A. acquires Wind Autogeneración S.A.S., owner of the Windpeshi renewable energy wind project, located in La Guajira

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC, the “Company” or “Ecopetrol” and together with its subsidiaries, the “Ecopetrol Group”) has completed the acquisition of 100% of the shares of Wind Autogeneración S.A.S., from Enel S.A.S. The transaction was approved by Ecopetrol’s Board of Directors in December 2024. Ecopetrol executed the share purchase agreement and recently completed conditions precedent for closing, including regulatory and anti-trust authorizations.

The Windpeshi project, located in La Guajira, between the municipalities of Uribia and Maicao, will have an installed capacity of 205 MW for wind power generation. This capacity will be immediately integrated into the self-consumption portfolio of the Ecopetrol Group. The renewable energy project is expected to contribute an average of 1,006 GWh/year, corresponding to approximately 8-9% of Ecopetrol Group's energy demand.

Once operational, the Windpeshi Project is expected to contribute to energy cost optimization and the commitment to accelerate the energy transition in Colombia, with a decarbonization benefit of approximately 4.8 million tons of CO2 emissions and estimated investments of nearly $350 million between 2025 and 2027.

Ecopetrol plans to restart construction of the project no later than the end of 2025, with the expectation of starting operations before 2028. For development and construction, Ecopetrol plans to engage top-tier contractors who meet high quality standards and have experience in projects of this type.

Ecopetrol’s engagement and intercultural dialogue with ancestral authorities and leaders of the Wayuu indigenous communities who live in the area impacted by the project, is expected to be a key part of the development. Ecopetrol plans to carry such engagement in coordination with national, regional, and local authorities and entities.

As part of its energy transition strategy, the Windpeshi Project marks the beginning of Ecopetrol's era of non-conventional renewable energy projects in the department of La Guajira, recognized worldwide as one of the regions with the greatest potential for solar and wind energy development. The Windpeshi Project is also the first of its kind developed entirely by Ecopetrol.

From the date hereof, Ecopetrol begins the process of integrating Wind Autogeneración S.A.S. into the Ecopetrol Group’s corporate and organizational structure.

Bogota D.C., July 07, 2025

-------------------------------------

Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Head of Capital Markets (a)

Daniel Hurtado

Email: investors@ecopetrol.com.co

Head of Corporate Communications (Colombia)

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co